

October 22, 2012

<u>Via E-mail</u>
Mr. Chad M. Utrup
Chief Financial Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, Ohio 43054

   Re: Commercial Vehicle Group, Inc.
      Form 10-K for the year ended December 31, 2011
      Filed March 13, 2012
      File No. 001-34365

Dear Mr. Utrup:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Linda Cvrkel

          Linda Cvrkel
          Branch Chief